Filed by Obsidian Enterprises, Inc.
                               Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: Net Perceptions, Inc.
                               Registration Statement No. 333-111191

                               Date:  February 17, 2004



FOR IMMEDIATE RELEASE
FEBRUARY 17, 2004

OBSIDIAN ENTERPRISES (OTCBB: OBSD) FILES PRELIMINARY PROXY MATERIALS AND INTENDS TO SOLICIT PROXIES IN OPPOSITION TO NET PERCEPTIONS' (NASDAQ: NETP) PLAN OF LIQUIDATION

Obsidian Believes that Net Perceptions' Board of Directors Continues to Deny Shareholders the Opportunity to Evaluate and Accept Alternatives to Their Proposed Plan of Liquidation

INDIANAPOLIS, February 17, 2004 -- Obsidian Enterprises, Inc. (OTCBB: OBSD), a holding company headquartered in Indianapolis, announced today that it has filed preliminary proxy materials with the Securities and Exchange Commission that will permit Obsidian to solicit proxies from shareholders of Net Perceptions, Inc. (NASDAQ: NETP) opposing the plan of liquidation proposed by the Net Perceptions Board of Directors.

Timothy S. Durham, Chairman and CEO of Obsidian, stated, "If the plan of liquidation proposed by the Net Perceptions Board of Directors is a superior alternative, it is not at all clear to us why it is necessary for the Net Perceptions Board of Directors to maintain anti-takeover impediments to their shareholders' ability to evaluate and accept alternatives. We believe it is time for the Net Perceptions Board of Directors to remove its poison pill and other anti-takeover impediments and let the shareholders who have the most at stake here determine their own destiny. After taking millions of dollars off the table in the form of stock sales and compensation, failing to find a buyer for the company and generally being the people most responsible for Net Perceptions' dismal performance, it is surprising that the management and Board of Directors of Net Perceptions now believes they are the only people qualified to determine which alternative the Net Perceptions shareholders may evaluate and accept."

The identity of the  participants  in the  solicitation  (as defined by Schedule
14A) and a description of their direct or indirect interests are included under the captions "Other Information" and "Schedule I - Information Concerning Personals Who May Solicit Proxies" in the preliminary proxy materials filed by Obsidian with the SEC today.

Obsidian filed a Registration Statement on Form S-4 and a Tender Offer Statement with the Securities and Exchange Commission on December 15, 2003 and an amendment to each on December 17, 2003. Obsidian filed additional amendments to the Tender Offer Statement on December 23, 2003, and January 21, 2004.

The offer is scheduled to expire at 5:00 PM, New York City time, on February 20, 2004, unless the offer is extended. The offer is subject to certain conditions, including that:

     o Net Perceptions take appropriate action to cause their poison pill to not be applicable to the offer;

     o Obsidian be satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger; and

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022. You may contact Innisfree M&A at (888) 750-5834 if you had additional questions about the proposed transaction.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Net Perceptions, Inc. or Obsidian Enterprises, Inc. Obsidian has filed with the Securities and Exchange Commission a registration statement, exchange offer documents and preliminary proxy materials with respect to the proposed transaction. Investors and security holders are advised to read those documents because they include important information. Investors and security holders may obtain a free copy of any documents filed by Obsidian with the SEC at the SEC's website at www.sec.gov. The exchange offer, registration statement and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024,
Attn: Rick D. Snow.


Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.

This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.


For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055